UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

UMB Financial Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

902788108

(CUSIP Number)

John C. Pauls

1010 Grand Blvd.

Kansas City, Missouri 64106

(816) 860-7889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. J. Mariner Kemper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 2,750,843
	8.	Shared Voting Power 1,342,352
	9.	Sole Dispositive Power 2,750,843
	10.	Shared Dispositive Power 1,342,352

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,093,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on January 31, 2014 (the “Schedule 13D”), relating to the common stock, par value $1.00 per share (the “Common Stock”) of UMB Financial Corporation (“UMBF”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following information:

On April 28, 2024, UMBF entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Heartland Financial USA, Inc., a Delaware corporation (“HTLF”) and Blue Sky Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of UMBF (“Blue Sky Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Blue Sky Merger Sub will merge with and into HTLF (the “Merger”), with HTLF surviving the Merger as a wholly owned subsidiary of UMBF (the “Surviving Entity”) and (ii) immediately following the effective time of the Merger (the “Effective Time”) and as part of a single, integrated transaction, the Surviving Entity will merge with and into UMBF (the “Second Merger”), with UMBF surviving the Second Merger. In connection with the Merger Agreement, the Reporting Person entered into the following agreement with or for the benefit of UMBF and HTLF, as described below.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on April 28, 2024, the Reporting Person entered into a support agreement (the “Support Agreement”) with respect to the shares of Common Stock that the Reporting Person owns beneficially or of record, and has the sole power to vote or direct the voting of, representing approximately 5.6% of the issued and outstanding shares of Common Stock as of the date thereof (the “Subject UMB Shares”), pursuant to which, among other things, the Reporting Person has agreed, subject to the terms of the Support Agreement, to (i) vote the Subject UMB Shares in favor of the approval of the Share Issuance (as defined in the Merger Agreement) and the Articles Amendment (as defined in the Merger Agreement), and against any alternative business combination proposals and (ii) not transfer the Subject UMB Shares, with certain limited exceptions. The Support Agreement will terminate upon the earlier of the termination of the Merger Agreement or the Effective Time.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Apart from the foregoing, the Reporting Person does not have, as of the date of this Amendment No. 1, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may change his plans or proposals in the future. In determining whether to sell shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities or to purchase additional securities, the Reporting Person will take into consideration such factors as he deems relevant, including existing and anticipated market conditions from time to time, general economic conditions and regulatory matters, among other things. The Reporting Person reserves the right to change his intention with respect to any or all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date of this report, the Reporting Person is deemed beneficially to own 4,093,195 shares of Common Stock, representing approximately 8.4% of the shares of Common Stock treated as being outstanding as of April 28, 2024. Such number of shares includes 27,964 shares of Common Stock subject to presently exercisable options or options exercisable within 60 days of the date of filing of this Statement.

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) Number of shares to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 2,750,843

(ii) Shared power to vote or to direct the vote: 1,342,352

(iii) Sole power to dispose or to direct the disposition of: 2,750,843

(iv) Shared power to dispose or to direct the disposition: 1,342,352

The Reporting Person may be deemed to beneficially own UMBF Common Stock held by several affiliated entities. The Trust is the majority shareholder and the Reporting Person is an officer and director of Kemper Realty Company (“Kemper Realty”) and Pioneer Service Corporation (“Pioneer”). Each of Kemper Realty and Pioneer are entities through which voting and investment decisions may be controlled, directly or indirectly, by the Reporting Person. Kemper Realty holds 290,397 shares and Pioneer holds 395,989 shares.

1,000 shares of UMBF Common Stock are owned by the Reporting Person’s son, and 1,000 shares are owned by the Reporting Person’s daughter, and are managed in custodial accounts in their names. The Reporting Person is the custodian of these accounts and retains voting and dispositional power over these shares.

The Reporting Person also shares the power to vote or dispose shares of UMBF Common Stock held in various fiduciary accounts on behalf of trusts and foundations, including:

(i) 1,738,604 shares are owned by the R. Crosby Kemper Jr. Marital Trust, but sole voting and dispositive authority is held by the Reporting Person.

(ii) 22,460 shares are owned by a trust under the will of Rufus Crosby Kemper, 26,838 shares are owned by the Sheila K. Dietrich Irrevocable Trust, and 68,362 shares are owned by the Enid and Crosby Kemper Foundation. In each case, UMB Bank, n.a. as trustee has sole voting and dispositive authority but may act only on the direction of the Reporting Person, Alexander C. Kemper, and Heather Miller, or any two of them.

(iii) 349,568 shares are owned by the R.C. Kemper Charitable Trust and Foundation, but sole voting and dispositive authority is held by the co-trustees: the Reporting Person, Thomas J. Wood III, and Sheila Kemper Dietrich.

(iv) 659,700 shares are owned by the R. C. Kemper, Jr. Charitable Trust and Foundation, but sole voting and dispositive authority is held by the majority of the individual co-trustees: the Reporting Person, Mary S. Kemper, and Mary Kemper Wolf.

(v) 58,566 shares are owned by the R. Crosby Kemper Irrevocable Dynasty Trust, but sole voting and dispositive authority is held by the majority of the Reporting Person, R. Crosby Kemper III, Sheila Kemper Dietrich, Alexander C. Kemper, Heather Miller, and Mary Kemper Wolf.

(vi) 156,858 shares are owned by the Bebe and Crosby Kemper Foundation for the Arts. UMB Bank, n.a. as corporate trustee has sole voting and dispositive authority but may act only on the direction of a majority of the Reporting Person, Mary Kemper Wolf, Heather Miller and Sheila Kemper Dietrich.

(vii) 12,558 shares are owned by the Mary S. Hunt Trust. Mr. Kemper and UMB Bank, n.a. are co-trustees, but the Reporting Person has sole voting and dispositive authority over the shares.

(viii) 47,422 shares are owned by the William T. Kemper Charitable Trust. UMB Bank, n.a. and the Reporting Person are co-trustees, but the Reporting Person has full voting and dispositive authority over the shares.

(ix) 2,357 shares are owned by the Alexander Kemper 2019 GST Exempt Irrevocable Trust. UMB Bank and the Reporting Person are co-trustees, but under the current circumstances, the Reporting Person has full voting and dispositive authority over the shares.

(c) The table below sets forth information with respect to each purchase and sale of Common Stock that was effectuated by the Reporting Person during the past sixty days.

Date	Transaction Type	Quantity	Price/Share
04/01/2024	Sale	6,450	$85.12
04/01/2024	Sale	6,375	$85.12
04/01/2024	Sale	2,775	$85.12
04/01/2024	Sale	24,300	$85.12
03/28/2024	Sale	2,150	$86.33
03/28/2024	Sale	2,125	$86.33
03/28/2024	Sale	925	$86.33
03/28/2024	Sale	8,100	$86.32
03/12/2024	Sale	4,300	$80.12
03/12/2024	Sale	4,250	$80.12
03/12/2024	Sale	1,850	$80.12
03/12/2024	Sale	16,200	$80.20
03/11/2024	Sale	7,500	$82.42

(d)	Not applicable
(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

The information contained in Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1 Support Agreement, dated as of April 28, 2024, by and between Heartland Financial USA, Inc. and J. Mariner Kemper

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2024

/s/ J. Mariner Kemper
Signature

Chief Executive Officer
Name/Title